UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.            English translation of the (i) Unaudited Condensed Consolidated Financial Statements of Telecom Argentina S.A. as of March 31, 2021, and (ii) Telecom Argentina S.A.´s Operating and Financial Review and Prospects as of March 31, 2021

TELECOM ARGENTINA S.A.

Unaudited Condensed Consolidated Financial Statements as of March 31, 2021

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$92.00 = US$1 as of March 31, 2021

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.e)

		March 31,	December 31,
ASSETS	Note	2021	2020
Current Assets
Cash and cash equivalents	2	31,640	20,927
Investments	2	5,431	7,390
Trade receivables	3	22,166	21,411
Other receivables	4	7,996	6,230
Inventories	5	3,874	4,204
Total current assets		71,107	60,162
Non-Current Assets
Trade receivables	3	67	67
Other receivables	4	1,960	1,807
Deferred income tax assets	13	475	465
Investments	2	2,205	2,431
Goodwill	6	284,429	284,537
Property, plant and equipment	7	356,433	362,424
Intangible assets	8	115,092	117,500
Right of use assets	9	23,555	20,074
Total non-current assets		784,216	789,305
TOTAL ASSETS		855,323	849,467
LIABILITIES
Current Liabilities
Trade payables	10	44,208	44,456
Financial debt	11	49,628	46,991
Salaries and social security payables	12	12,164	16,193
Taxes payables	14	4,793	4,223
Leases liabilities	15	4,367	3,768
Other liabilities	16	2,216	2,329
Provisions	17	1,640	1,826
Total current liabilities		119,016	119,786
Non-Current Liabilities
Trade payables	10	1,485	2,765
Financial debt	11	172,868	179,141
Salaries and social security payables	12	900	949
Deferred income tax liabilities	13	93,174	89,994
Taxes payables	14	2	6
Leases liabilities	15	10,404	7,868
Other liabilities	16	1,277	1,306
Provisions	17	7,900	8,429
Total non-current liabilities		288,010	290,458
TOTAL LIABILITIES		407,026	410,244
EQUITY
Equity attributable to Controlling Company		440,771	431,995
Equity attributable to non-controlling interest		7,526	7,228
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)		448,297	439,223
TOTAL LIABILITIES AND EQUITY		855,323	849,467

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.e)

		Three-month periods ended March 31,
	Note	2021	2020
Revenues	21	82,547	89,529
Employee benefit expenses and severance payments	22	(15,331)	(16,724)
Interconnection and transmission costs		(3,193)	(2,876)
Fees for services, maintenance, materials and supplies	22	(9,315)	(9,812)
Taxes and fees with the Regulatory Authority	22	(6,420)	(6,816)
Commissions and advertising		(4,382)	(5,093)
Cost of equipment and handsets	22	(3,912)	(3,210)
Programming and content costs		(6,083)	(6,742)
Bad debt expenses	3	(1,037)	(3,207)
Other operating expenses	22	(2,829)	(3,631)
Depreciation, amortization and impairment of fixed assets	22	(24,658)	(23,193)
Operating income		5,387	8,225
Earnings from associates	2	82	131
Debt financial expenses	23	3,093	(4,414)
Other financial results, net	23	3,678	2,240
Income before income tax expense		12,240	6,182
Income tax expense	13	(3,228)	(2,415)
Net income for the period		9,012	3,767

Attributable to:
Controlling Company		8,741	3,636
Non-controlling interest		271	131
		9,012	3,767

Earnings per share attributable to Controlling Company Basic and diluted	1.d	4.06	1.69

The accompanying notes are an integral part of these unaudited consolidated financial statements.

See Note 22 for additional information on operating expenses per function.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.e)

	Three-month periods ended March 31,
	2021	2020

Net income for the period	9,012	3,767

Other comprehensive income - Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	23	(1,432)
NDF effects classified as hedges	62	(458)
Income Tax effects on NDF classified as hedges and others	(31)	124
Other comprehensive income, net of tax	54	(1,766)

Total comprehensive income for the period	9,066	2,001

Attributable to:
Controlling Company	8,768	2,224
Non-controlling interest	298	(223)
	9,066	2,001

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.e)

	Owners contribution		Reserves
	Outstanding shares Capital nominal value (1)	Inflation adjust- ment	Contri- buted Surplus	Legal reserve	Special reserve for IFRS implemen- tation	Voluntary reserve for capital invest- ments	Facultative (2)	Facultative reserve for future dividends payments	Other compre- hensive results	Other deferred	Retained earnings	Equity attributable to controlling company	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2020	2,154	103,921	301,246	5,988	2,308	7,806	58,373	2,404	(4,552)	(997)	(9,516)	469,135	7,331	476,466
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	-	3,636	3,636	131	3,767
Other comprehensive income	-	-	-	-	-	-	-	-	(1,412)	-	-	(1,412)	(354)	(1,766)
Total Comprehensive Income	-	-	-	-	-	-	-	-	(1,412)	-	3,636	2,224	(223)	2,001

Balances as of March 31, 2020	2,154	103,921	301,246	5,988	2,308	7,806	58,373	2,404	(5,964)	(997)	(5,880)	471,359	7,108	478,467

Balances as of January 1, 2021	2,154	103,921	285,714	5,988	2,308	-	45,607	-	(6,227)	(960)	(6,510)	431,995	7,228	439,223
Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual value adjustment (3)	-	-	-	-	-	-	-	-	-	8	-	8	-	8
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	-	8,741	8,741	271	9,012
Other comprehensive income	-	-	-	-	-	-	-	-	27	-	-	27	27	54
Total Comprehensive Income	-	-	-	-	-	-	-	-	27	8	8,741	8,768	298	9,066

Balances as of March 31, 2021	2,154	103,921	285,714	5,988	2,308	-	45,607	-	(6,200)	(952)	2,231	440,771	7,526	448,297

(1) See Note 20 to these unaudited consolidated financial statements.

(2) Correspond to the Facultative Reserves to maintain the capital investments level and the current level of solvency.

(3) On September 25, 2019, Telecom and the non-controlling shareholders of AVC Continente Audiovisual (the “Assignors”) executed an Offer for an Irrevocable Call and Put Option on all the shares of AVC Continente Audiovisual held by the Assignors. This transaction has an impact of $127 in Other deferred under Equity Attributable to Controlling Shareholders in the unaudited consolidated financial statements.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.e)

		Three-month periods ended March 31,
	Note	2021	2020
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period		9,012	3,767

Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		1,632	3,525
Depreciation of property, plant and equipment	7	19,877	18,563
Amortization of intangible assets	8	2,919	3,058
Amortization of rights of use assets	9	1,789	1,475
Earnings from associates	2.a	(82)	(131)
Disposals of fixed assets and consumption of materials		359	255
Financial results and others		(8,980)	1,329
Income tax expense	13	3,228	2,415
Income tax paid (*)		(291)	(609)
Net increase in assets	2.b	(7,003)	(10,254)
Net increase (decrease) in liabilities	2.b	5,095	(385)
Total cash flows provided by operating activities		27,555	23,008
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment acquisitions		(14,415)	(15,620)
Intangible asset acquisitions		(426)	(546)
Proceeds from dividends	2.b	175	31
Proceeds from the sale of property, plant and equipment and intangible assets		3	-
Investments not considered as cash and cash equivalents		844	(367)
Total cash flows used in investing activities		(13,819)	(16,502)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from financial debt	2.b	13,065	30,782
Payment of financial debt	2.b	(7,407)	(17,733)
Payment of interests and related expenses	2.b	(7,092)	(7,135)
Payments of leases liabilities		(1,185)	(1,439)
Total cash flows (used in) from financing activities		(2,619)	4,475

NET INCREASE IN CASH AND CASH EQUIVALENTS		11,117	10,981
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		20,927	39,338

NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(404)	(101)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		31,640	50,218

(*)	Three-month periods ended March 31
	2021	2020
Corresponding to Controlling Company – tax withholdings	(276)	(592)
Corresponding to subsidiaries	(15)	(17)
	(291)	(609)

See Note 2.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND 2020 (*)

(In millions of Argentine pesos, except as otherwise indicated)

(*) By convention the definitions used in the notes are in the Glossary of Terms.

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

The Company/Telecom Argentina/Telecom: Telecom Argentina S.A.

Micro Sistemas/Pem/Cable Imagen/AVC Continente Audiovisual/Inter Radios/Personal Smarthome: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A.

Telecom USA/Núcleo/Personal Envíos/Tuves Paraguay/Televisión Dirigida/Adesol: Names corresponding to foreign companies Telecom Argentina USA, Inc., Núcleo S.A.E, Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A. y Adesol S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

La Capital Cable/Ver TV/TSMA: Names corresponding to limited companies La Capital Cable S.A., Ver T.V. S.A. and Teledifusora San Miguel Arcángel S.A., respectively, companies that are directly or indirectly associates according to the definition of the General Corporations Law.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

Cablevisión: Company absorbed by Telecom since January 1, 2018, whose activities are continued by Telecom.

CAPEX: Capital expenditures.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018.

D&A: Depreciation and amortization.

DNU (Decreto de Necesidad y Urgencia): Decree of Urgency issued by the Argentine Government.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech: Fintech Telecom LCC, a Telecom shareholder.

Fixed assets: Includes PP&E, Intangible assets, Goodwill and Rights of use assets.

IGJ (Inspección General de Justicia): General Board of Corporations.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and cense.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

NDF: Non-Deliverable Forward.

NYSE: New York Stock Exchange.

TELECOM ARGENTINA S.A.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

PP&E: Property, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

Roaming: charges from the use of networks of other national and international operators.

RT: Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29 and RT43.

RMB: Official currency of Popular Republic of China.

SEC: Securities and Exchange Commission of the United States of America.

UVA (Unidad de Valor Adquisitivo): Purchasing Value Unit.

VAT: Value-Added Tax.

VLG: VLG S.A.U. (formerly VLG Argentina LLC), a company that is a shareholder of the Company and controlled by CVH.

In these unaudited consolidated financial statements, unless otherwise stated, Argentine peso amounts are stated in millions.

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)   Basis of preparation and significant accounting policies

As required by the CNV, the unaudited consolidated financial statements of the Company have been prepared in accordance with RT 26 of FACPCE (and its amendments), which adopted IFRS as issued by the IASB, standards adopted by the CPCECABA.

For the preparation of these unaudited consolidated financial statements, the Company has elected to make use of the option provided by IAS 34 and has prepared them in its condensed form. Therefore, these financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the annual financial statements as of December 31, 2020, which can be consulted at the Company’s website (https://institucional.telecom.com.ar/inversores/informacionfinanciera.html). Therefore, these unaudited consolidated financial statements were prepared following the same accounting policies as in the most recent annual financial statements.

These unaudited consolidated financial statements were prepared including in the consolidation process the following companies:

Company	Main Activity	Country	Telecom Argentina’s direct and indirect interest in capital stock and votes
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay	Distribution of television and audio signals direct to home	Paraguay	67.50%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investments	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (a)	Holding	Uruguay	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	60.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Telecom USA	Telecommunication services	USA	100.00%
Personal Smarthome S.A. (b)	Security solutions and services	Argentina	100.00%

(a)   Includes the 100% interest in Telemas S.A. which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A.

(b)   Company started on December 30, 2020, whose registration in the IGJ is still pending and it is a dormant entity as of March 31, 2021.

The preparation of these unaudited consolidated financial statements in accordance with IFRS requires that the Company’s Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited consolidated financial statements were prepared in current currency as of March 31, 2021 (see item e) on an accrual basis of accounting (except for the statement of cash flows). Under this basis, the effects of transactions are recognized when they occur. Therefore, income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the differences between the fair value and the nominal amount of income and expenses are recognized as finance income or expense using the effective interest method.

These unaudited consolidated financial statements as of March 31, 2021, were approved by resolution of the Board of Directors’ meeting held on May 10, 2021.

b)   Unaudited consolidated financial statement formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•     the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the period-end;

•     the consolidated income statements have been prepared by classifying operating expenses by nature of expense as it represents the way that the business is monitored by the Executive Committee and the CEO and, additionally, is in line with the usual presentation of expenses in the ICT services industry;

•     the consolidated statements of comprehensive income include the net income (loss) of the period included in the consolidated income statement and all components of other comprehensive income;

TELECOM ARGENTINA S.A.

•     the consolidated statements of changes in equity have been prepared showing separately (i) net income (loss) of the period, (ii) other comprehensive income (loss) of the period, and (iii) transactions with shareholders (controlling and non-controlling interest) if corresponds;

•     the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These unaudited consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included.

c)   Segment information

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the chief operating decision maker. In the case of the Company, the Executive Committee and the Chief Executive Officer (“CEO”) are responsible for controlling recourses and for the economic and financial performance of Telecom.

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT services industry (adding to the same segment the activities related to the mobile services, internet services, cable television services and fixed telephony services, services governed by the same regulatory framework of ICT services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic and financial information of Telecom Argentina and its subsidiaries (in currency of the date of each transaction), that is prepared as a single segment, and evaluate the evolution of business as a results generation unit, administrating the resources in a unique way to achieve the objectives. Regarding costs, they are not specifically appropriated to a type of service, considering that the Company has a single payroll and general operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and not specifically one of them. Based on what was previously described and under the accounting principles established in IFRS as issued by the IASB, it was defined that the Company has a single segment of operations in Argentina.

Telecom carries out activities abroad (Paraguay, United States of America and Uruguay). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad (in currency of the date of each transaction), considering that the activities of foreign companies are not significant for Telecom. The operations that Telecom carries out abroad do not meet the aggregation criteria established by the standard to be grouped within the “Services rendered in Argentina” segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other abroad segments”.

Presented below is the Segment financial information as analyzed by the Executive Committee and the CEO for the three-month periods ended March 31, 2021 and 2020:

❑         Consolidated Income Statement as of March 31, 2021

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	73,563	3,192	76,755	5,937	249	6,186	(394)	82,547
Operating costs without depreciation, amortization and impairment of fixed assets	(45,933)	(3,167)	(49,100)	(3,645)	(151)	(3,796)	394	(52,502)
Adjusted EBITDA	27,630	25	27,655	2,292	98	2,390	-	30,045
Depreciation, amortization and impairment of fixed assets	(9,653)	(13,416)	(23,069)	(1,461)	(128)	(1,589)	-	(24,658)
Operating income	17,977	(13,391)	4,586	831	(30)	801	-	5,387

Earnings from associates								82
Debt financial expenses								3,093
Other financial results, net								3,678
Income before income tax expense								12,240
Income tax expense								(3,228)
Net income								9,012

Attributable to:
Controlling Company								8,741
Non-controlling interest								271
								9,012

TELECOM ARGENTINA S.A.

❑         Consolidated Income Statement as of March 31, 2020

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	57,209	26,758	83,967	3,986	1,865	5,851	(289)	89,529
Operating costs without depreciation, amortization and impairment of fixed assets	(36,696)	(17,833)	(54,529)	(2,638)	(1,233)	(3,871)	289	(58,111)
Adjusted EBITDA	20,513	8,925	29,438	1,348	632	1,980	-	31,418
Depreciation, amortization and impairment of fixed assets	(7,290)	(14,479)	(21,769)	(924)	(500)	(1,424)	-	(23,193)
Operating income	13,223	(5,554)	7,669	424	132	556	-	8,225

Earnings from associates								131
Debt financial expenses								(4,414)
Other financial results, net								2,240
Income before income tax expense								6,182
Income tax expense								(2,415)
Net income								3,767

Attributable to:
Controlling Company								3,636
Non-controlling interest								131
								3,767

Additional information per geographical area required under IFRS 8 (Operating Segments) is disclosed below:

	As of March 31		As of December 31
	2021	2020	2020
Sales revenues from customers located in Argentina	76,503	83,689	n/a
Sales revenues from foreign customers	6,044	5,840	n/a

CAPEX corresponding to the segment “Services rendered in Argentina	13,254	11,378	n/a
CAPEX corresponding to the segment “Other abroad segments”	952	1,050	n/a

Fixed assets corresponding to the segment “Services rendered in Argentina”	749,265	n/a	754,691
Fixed assets corresponding to the segment “Other abroad segments”	30,244	n/a	29,844

Financial Debt corresponding to the segment “Services rendered in Argentina”	215,349	n/a	219,679
Financial Debt corresponding to the segment “Other abroad segments”	7,147	n/a	6,453

d)   Net earnings per share

Basic earnings per share is calculated by dividing the net income attributable to owners of the Parent Company by the weighted average number of ordinary shares outstanding during the period. On the other hand, diluted earnings per share is computed by dividing the net income for the period by the weighted average number of common shares issued and to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, basic and dilutive earnings per share amounts are the same.

For the three-month periods ended March 31, 2021 and 2020, the weighted average number of shares outstanding amounted to 2,153,688,011.

e)   Financial reporting in hyperinflationary economies

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it operates in an economic environment considered hyperinflationary.

To determine the existence of a highly inflationary economy under the terms of IAS 29, the standard details a series of characteristics to consider, including a cumulative inflation rate over three years that approximates or exceeds 100%.

TELECOM ARGENTINA S.A.

The macroeconomic events that have taken place in the country during the year 2018 and the three-year accumulated inflation rate as of December 31, 2018, that reached 147.8%, evidenced compliance with the qualitative and quantitative factors provided for in IAS 29 to consider Argentina as a highly inflationary economy for accounting purposes. On the other hand, the FACPCE issued Resolution No. 539/18 on September 29, 2018 in which defined the need to restate the financial statements of Argentine companies for reporting periods ended after July 1, 2018, establishing specific issues in relation to the inflation restatement such as, for example, the indexes to be used (Resolution approved on October 10, 2018, by the CPCECABA through Resolution No. 107/18).

In addition, Law No. 27,468 amended Section 10 of Law No. 23,928, and its amendments, providing that the repeal of all the laws and regulations that establish or authorize price indexation, currency restatement, cost variation or any other form of restatement of debts, taxes, prices or fees related to goods, works in progress or services, does not apply to financial statements, which remain subject to Section 62 of the General Associations Law, as amended. In addition, it repealed Decree No. 1,269/02, as amended, and delegated to the PEN, through its oversight agencies, the power to set the date as from which those regulations will come into effect in relation to the financial statements that are presented to them.

Therefore, through Resolution No. 777/18, the CNV established the method to restate financial statements in current currency in accordance with IAS 29 for years/periods ended since December 31, 2018. Therefore, these unaudited consolidated financial statements are restated in current currency of March 31, 2021.

In relation to the inflation index to be used, according to Resolution No. 539/18, it was determined according to the Internal Wholesale Price Index (IWPI) until the year 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires. Then, from January 2017, the National Consumer Price Index (National CPI) was considered.

The table below shows the evolution of such indexes in the last two years and as of March 31, 2021 and 2020 according to official statistics (INDEC) in accordance with Resolution No. 539/18 and the devaluation of the Argentine peso vs. de US dollar for the same years / periods:

	As of December 31, 2019	As of March 31, 2020	As of December 31, 2020	As of March 31, 2021

National Consumer Price Index (December 2016=100)	283.44	305.55	385.88	435.87

Variation in Prices
Annual	53.8%	48.3%	36.1%	42.6%
Accumulated 3 months since December 2019 / 2020	n/a	7.8%	n/a	13.0%

Banco Nación US$/$ exchange rate	59.89	64.47	84.15	92.00

Variation in the exchange rate
Annual	58.9%	48.7%	40.5%	42.7%
Accumulated 3 months since December 2019 / 2020	n/a	7.6%	n/a	9.3%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2020.

TELECOM ARGENTINA S.A.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)             Cash and cash equivalents and Investments

	March 31,	December 31,
Cash and cash equivalents	2021	2020
Cash and Banks	11,053	5,248
Time deposits	4,476	4,005
Mutual funds (a)	16,111	9,936
Government bonds at fair value	-	1,738
Total cash and cash equivalents	31,640	20,927
Investments
Current
Government bonds at fair value	2,193	5,709
Government bonds at amortized cost	-	142
Mutual funds (a)	2,101	1,629
Time deposits	1,137	-
Allowance for credit risk (b)	-	(90)
Total current investments	5,431	7,390
Non- current
Government bonds at amortized cost	-	387
Investments in associates (c)	2,204	2,288
2003 Telecommunications Fund	1	1
Allowance for credit risk (b)	-	(245)
Total non-current investments	2,205	2,431

(a)          As of March 31, 2021 includes $202 in Cash and cash equivalents which availability is restricted between 30 and 60 days, according to contractual provisions. Additionally, it includes $1,128 and $1,550 in Investments in guarantee of financial operations as of March 31, 2021 and December 31, 2020, respectively.

(b)          Constituted following the expected credit losses parameters provided by IFRS 9 as a consequence of a significant increase in these financial instruments’ credit risk.

(c)          Information on Investments in associates is detailed below:

Financial position information:

Companies	Main activity	Country	Percentage of capital stock owned and voting rights	Valuation as of 03.31.2021	Valuation as of 12.31.2020
Ver TV. (1)	Cable television station	Argentina	49.00	1,337	1,377
TSMA (1) (2) (3)	Cable television station	Argentina	50.10	467	513
La Capital Cable (1) (2)	Closed-circuit television	Argentina	50.00	395	393
Other minor investments in associates at equity method				5	5
Total				2,204	2,288

(1)         Data about the issuer arises from extra-accounting information.

(2)         Direct and indirect interest.

(3)         Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.

Earnings information:

	Three-month periods ended March 31,
	2021	2020
Ver TV	67	94
TSMA	13	27
La Capital Cable	2	10
Total	82	131

Movements in the allowance of current credit risk are as follows:

	Three-month periods ended March 31,
	2021	2020
At the beginning of the fiscal year	(90)	(97)
Additions – Exchange differences	(9)	-
Reclassifications	(56)	(93)
Uses (includes RECPAM)	155	50
At the end of the period	-	(140)

TELECOM ARGENTINA S.A.

Movements in the allowance of non-current credit risk are as follows:

	Three-month periods ended March 31,
	2021	2020
At the beginning of the fiscal year	(245)	(1,505)
Additions – Exchange differences	(19)	(107)
Reclassifications	56	93
Uses (includes RECPAM)	208	107
At the end of the period	-	(1,412)

b)            Additional information on the consolidated statements of cash flows

The Company applies the indirect method to reconcile the net income for the year with the cash flows generated by its operations.

For purposes of the preparation of the consolidated statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition). Bank overdrafts are disclosed in the statement of financial position as current financial debts and its flows in the consolidated cash flow statements as proceed and payment of financial debt, because they are part of the short-term financial permanent structure of Telecom Argentina and its subsidiaries.

Changes in assets/liabilities components:

	March 31,
Net increase in assets	2021	2020
Trade receivables	(4,286)	(6,205)
Other receivables	(2,322)	(4,073)
Inventories	(395)	24
	(7,003)	(10,254)
Net increase (decrease) in liabilities
Trade payables	4,897	3,946
Salaries and social security payables	(1,257)	(4,000)
Taxes payables	1,261	(295)
Other liabilities and provisions	194	(36)
	5,095	(385)

Main Financing activities components

The following table presents the main financing activities components:

Bank overdrafts	-	1,187
Notes	13,054	8,015
Bank and other financial entities loans	-	19,289
Loans for purchase of equipment	11	2,291
Total financial debt proceeds	13,065	30,782
Bank overdrafts	(129)	-
Notes	(3,321)	(41)
Bank and other financial entities loans	(3,257)	(17,151)
Loans for purchase of equipment	(700)	(541)
Total payment of debt	(7,407)	(17,733)
Bank overdrafts	(301)	(2,341)
Notes	(3,690)	(1,444)
Bank and other financial entities loans	(2,425)	(3,331)
By NDF, purchase of equipment and others	(676)	(19)
Total payment of interest and related expenses	(7,092)	(7,135)

Main non-cash operating transactions

Main non-cash operating transactions and that were eliminated from the consolidated statement of cash flows are the following:

PP&E and intangible assets acquisition financed with accounts payable	17,167	21,086
Social security payables cancelled with government bonds	984	-
Trade receivables cancelled with government bonds	61	-
Trade payables cancelled with financial debt	514	-

TELECOM ARGENTINA S.A.

Dividends proceeds

Brief information on dividends proceeds by the Company is provided below:

Three-month periods ended March 31,	Associate Company	Dividends collected
		Currency of the transaction date	Current currency as of March 31, 2021
2021	Ver TV	109	114
	TSMA	57	61
		166	(*) 175
2020	Ver TV	15	21
	TSMA	7	10
		22	31

(*) Includes $9 corresponding to dividends distributed during 2020.

NOTE 3 – TRADE RECEIVABLES

	March 31,	December 31,
Current Trade receivables	2021	2020
Ordinary receivables	31,361	32,570
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	163	186
Contractual asset IFRS 15	46	52
Allowance for doubtful accounts	(9,404)	(11,397)
	22,166	21,411
Non-current trade receivables
Ordinary receivables	63	60
Contractual asset IFRS 15	4	7
	67	67
Total trade receivables, net	22,233	21,478

Movements in the allowance for current doubtful accounts are as follows:

	March 31,
	2021	2020
At the beginning of the fiscal year	(11,397)	(7,308)
Additions – Bad debt expenses	(1,037)	(3,207)
Uses and currency translation adjustments (includes RECPAM)	3,030	2,004
At the end of the period	(9,404)	(8,511)

NOTE 4 – OTHER RECEIVABLES

	March 31,	December 31,
Current other receivables	2021	2020
Tax credits	3,316	3,131
Prepaid expenses	2,906	1,745
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	132	169
Receivables from sale of customer relationship	29	32
Financial NDF	-	2
Other	1,959	1,527
Allowance for other receivables	(346)	(376)
	7,996	6,230
Non-current other receivables
Tax credits	859	970
Prepaid expenses	477	188
Regulatory receivables (Núcleo)	289	302
Receivables from sale of customer relationship	41	46
Other	294	301
	1,960	1,807
Total other receivables, net	9,956	8,037

Movements in the allowance for current other receivables are as follows:

	March 31,
	2021	2020
At the beginning of the year	(376)	(53)
Increases	-	(41)
Uses (includes RECPAM)	30	33
At the end of the period	(346)	(61)

TELECOM ARGENTINA S.A.

NOTE 5 – INVENTORIES

	March 31,	December 31,
	2021	2020
Mobile handsets and others	3,067	3,073
Inventories for construction projects	1,113	1,418
Subtotal	4,180	4,491
Allowance for obsolescence of inventories	(306)	(287)
Total inventories	3,874	4,204

Movements in the allowance for obsolescence of inventories are as follows:

	March 31,
	2021	2020
At the beginning of the year	(287)	(348)
Additions	(41)	(106)
Uses (includes RECPAM)	22	(4)
At the end of the period	(306)	(458)

NOTE 6 – GOODWILL

	March 31,	December 31,
	2021	2020
Argentina	283,106	283,106
Abroad (1)	1,323	1,431
Total goodwill	284,429	284,537

(1)   The decrease in the amounts with respect to balance as of December 31, 2020 corresponds to temporary currency translation adjustments.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

	March 31,	December 31,
	2021	2020
PP&E	360,745	366,282
Valuation allowance for obsolescence and impairment of materials	(3,357)	(2,941)
Impairment allowance of PP&E	(955)	(917)
Total property, plant and equipment	356,433	362,424

Movements in PP&E (without allowance for obsolescence and impairment of materials and impairment allowance of PP&E) are as follows:

	March 31,
	2021	2020
At the beginning of the year	366,282	381,831
CAPEX	13,761	11,883
Currency translation adjustments	820	(498)
Net carrying value of decreases and consumption of materials	(241)	(170)
Depreciation of the period	(19,877)	(18,563)
At the end of the period	360,745	374,483

Movements in the valuation allowance for obsolescence and impairment of materials are as follows:

	March 31,
	2021	2020
At the beginning of the year	(2,941)	(2,315)
Additions	(411)	(288)
Currency translation adjustments	5	4
At the end of the period	(3,357)	(2,599)

Movements in the impairment allowance of PP&E are as follows:

	March 31,
	2021	2020
At the beginning of the year	(917)	(1,234)
Additions	(82)	(97)
Uses	44	170
At the end of the period	(955)	(1,161)

TELECOM ARGENTINA S.A.

NOTE 8 – INTANGIBLE ASSETS

	March 31,	December 31,
	2021	2020
Intangible assets	122,170	124,545
Impairment allowance	(7,078)	(7,045)
Total intangible assets	115,092	117,500

Movements in Intangible assets (without considering the impairment allowance) are as follows:

	March 31,
	2021	2020
At the beginning of the year	124,545	134,167
CAPEX	445	545
Currency translation adjustments	99	(97)
Amortization of the period	(2,919)	(3,058)
At the end of the period	122,170	131,557

Movements in Impairment allowance of intangible assets are as follows:

	March 31,
	2021	2020
At the beginning of the year	(7,045)	(7,137)
Additions	(33)	-
Decreases	-	49
At the end of the period	(7,078)	(7,088)

NOTE 9 – RIGHT OF USE ASSETS

	March 31,	December 31,
	2021	2020
Leases rights of use
- Sites	14,822	11,407
- Real estate and others	3,251	3,381
- Poles	1,858	1,586
Indefeasible right of use	820	849
Asset retirement obligations	2,804	2,851
Total rights of use assets	23,555	20,074

Movements in right of use assets are as follows:

	March 31,
	2021	2020
At the beginning of the year	20,074	14,523
CAPEX	5,316	1,816
Net carrying value of decreases	(118)	(86)
Currency translation adjustments	72	58
Amortization of the period	(1,789)	(1,475)
At the end of the period	23,555	14,836

NOTE 10 – TRADE PAYABLES

	March 31,	December 31,
Current	2021	2020
Suppliers and commercial accruals	43,263	43,425
Companies under Sect. 33–Law No. 19,550 and Related Parties (Note 24.c)	945	1,031
	44,208	44,456
Non-current
Suppliers and commercial accruals	1,485	2,765
	1,485	2,765
Total trade payables	45,693	47,221

TELECOM ARGENTINA S.A.

NOTE 11 – FINANCIAL DEBT

	March 31,	December 31,
Current	2021	2020
Bank overdrafts – principal	3,816	4,465
Bank and other financial entities loans – principal	17,000	8,606
Notes – principal	11,929	15,575
NDF	331	583
Loans for purchase of equipment	2,705	2,774
Accrued interest and related expenses	13,847	14,988
	49,628	46,991
Non-current
Notes – principal	72,578	63,856
Bank and other financial entities loans – principal	70,192	82,957
NDF	2	12
Loans for purchase of equipment	4,122	4,699
Accrued interest and related expenses	25,974	27,617
	172,868	179,141
Total financial debt	222,496	226,132

Movements in Financial debt are as follows:

	Balances at the beginning of the year	Cash Flows	Accrued interests	Exchange differences, currency translation adjustments and others	Balances as of March 31, 2021	Balances as of March 31, 2020
Bank overdrafts	4,465	(129)	-	(520)	3,816	15,332
Securities’ caution - principal	-	-	-	-	-	1,470
Bank and other financial entities loans – principal	91,563	(3,257)	-	(1,114)	87,192	109,011
Notes – principal	79,431	9,733	-	(4,657)	84,507	69,132
NDF	595	(590)	-	328	333	1,171
Loans for purchase of equipment	7,473	(689)	-	43	6,827	7,959
Accrued interests and related expenses	42,605	(6,502)	2,621	1,097	39,821	40,038
Total as of March 31,2021	226,132	(1,434)	2,621	(*) (4,823)	222,496

Total as of March 31,2020	233,731	5,718	4,516	148		244,113

(*) Includes $514 of loans with CDB Bank and Cisco that do not represent cash movement.

Most of the loans subscribed by the Company contain standard compliance ratios for this kind of agreements. As of March 31, 2021, Telecom has complied with them.

Recent developments of Financial debt as of the date of these unaudited consolidated financial statements are detailed below:

Telecom Argentina

Global Programs for the issuance of Notes

•                  Series 3 in Argentine Pesos

On January 23, 2020, the Company informed CNV about the renewal of the period of placement of Notes. On January 31, 2021, the Company issued Series 3 Notes for a nominal value of $3,197.

During 2020, the Company repurchased approximately $86 (principal nominal value) and on January 2021 repurchased approximately $150 (principal nominal value) at the market value of each repurchase date, which did not significantly differ from their accounting valuation on that date.

On maturity date of Series 3 Notes (January 31, 2021), the Company cancelled the remaining principal for $2,961 (nominal value) plus interest accrued to such date.

•                  Series 8 Notes

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, the Company announced, from January 14, 2021, the subscription of notes for a total nominal value determined in UVA equivalent for up to $1,500, that could be increased to $12,000. The amount of the Notes finally issued and its main characteristics are detailed below:

Issuance date: January 20, 2021.

Amount involved: 133,628,950 UVA (equivalent to $8,708,598,672 Argentine pesos as of the date of issuance).

Maturity Date: January 20, 2025.

Amortization: Principal will be paid in one installment at maturity date.

Interest rate and Payment Date: It bears interests on a quarterly basis from its issuance date until its maturity date at an annual fixed rate of 4.00%. Interests are paid on a quarterly basis, and the last interest payment date will be on the maturity date.

TELECOM ARGENTINA S.A.

As of March 31, 2021, an amount of $9,636 remained unpaid.

Bank and other financing entities loans

China Development Bank Shenzhen Branch (“CDB”) Loan

On December 14, 2020, the Company agreed with CDB a compromised line of credit of up to RMB 700 million (equivalent to approximately US$100 million), that can be increased to RMB 1,400 million, structured in several tranches. The increase in the amount will be subject to the granting of an insurance by the China Export & Credit Insurance Corporation.

The proceeds from the loan will be used by the Company to finance its investment plan related to the acquisition of telecommunications equipment.

On March 30, 2021, the Company subscribed a second tranche for a total of RMB 21.1 million (equivalent to approximately $271.1) bearing an annual interest rate of 6.8% payable semi-annually. The principal will be cancelled in 11 semi-annual and consecutive installments from May 2023 to December 2027.

As of March 31, 2021, an amount of RMB 39.1 million remained unpaid (equivalent to $549).

On April 30, 2021, the Company subscribed a third tranche for a total of RMB 26.0 million (equivalent to approximately $365.5) bearing an annual interest rate of 6.8% payable semi-annually. The principal will be cancelled in 11 semi-annual and consecutive installments from May 2023 to December 2027.

Loans for purchase of equipment

Cisco Systems Capital Corporation

The Company has debt agreements with Cisco Systems Capital Corporation related to purchase equipment financing, amounting to US$78.2 million (of which US$2.7 million were received during the first quarter of 2021). Such agreements have an average maturity term of fifty months with partial repayments and accrue an average annual interest of 4%.

As of March 31, 2021, an amount of US$78.5 million remained unpaid (equivalent to $7,225).

Núcleo

Global Programs for the issuance of Notes

On January 4, 2019, Núcleo requested the National Securities Commission and the Stock and Products Exchange of Asunción to register the Global Issuance Program that foresees the issuance of Notes for an amount of up to 500,000,000,000 of Guaraníes (approximately $3,200 as of such date) under the conditions that are defined by the Board of Directors in each serie. On February 5, 2019, the National Securities Commission of Paraguay authorized the Program, under Resolution N° 11E/19.

Under such Program, Núcleo issued the following Series of Notes:

Series IV

Issuance date: March 10, 2021.

Amount involved: 130,000,000,000 of Guaraníes (approximately $1,771 as of the date of issuance).

Maturity Date: 84 months from its issuance date.

Amortization: Principal will be paid in one installment at maturity date (February 2, 2028).

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 7.10%.

Interest Payment Date: Interest will be paid semi-annually in arrears since the issuance date.

As of March 31, 2021, an amount of 130,523 million of Guaraníes remained unpaid (equivalent to $1,866).

Series V

Issuance date: March 10, 2021.

Amount involved: 120,000,000,000 of Guaraníes (approximately $1,635 as of the date of issuance).

Maturity Date: 120 months from its issuance date.

Amortization: Principal will be paid in one installment at maturity date (January 17, 2031).

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 8%.

Interest Payment Date: Interest will be paid semi-annually in arrears since the issuance date.

As of March 31, 2021, an amount of 120,546 million of Guaraníes remained unpaid (equivalent to $1,724).

The proceeds of the aforementioned series 4 and 5 notes were used for the cancellation of bank loans and financing of working capital.

TELECOM ARGENTINA S.A.

Fair Value of Financial Debt

As of March 31, 2021, fair value of financial debt is as follows:

	Carrying Value	Fair Value

Notes	112,583	103,726
Other financial debts	109,913	92,532
	222,496	196,258

NOTE 12 – SALARIES AND SOCIAL SECURITY PAYABLES

	March 31,	December 31,
	2021	2020
Current
Salaries, annual complementary salaries, vacation, bonuses and their social security payables	11,477	15,400
Termination benefits	687	793
	12,164	16,193
Non-current
Termination benefits	900	949
	900	949
Total salaries and social security payables	13,064	17,142

NOTE 13 – DEFERRED INCOME TAX ASSETS/LIABILITIES

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable are presented below:

	March 31,	December 31,
	2021	2020
Tax carryforward	(3,727)	(12,952)
Allowance for doubtful accounts	(3,116)	(3,286)
Provisions	(1,517)	(1,663)
PP&E and Intangible assets	84,478	83,703
Cash dividends from foreign companies	810	664
Income tax inflation adjustment deferral effect	16,647	24,104
Other deferred tax liabilities (assets), net	6	(45)
Total deferred tax liabilities, net	93,581	90,525
Actions for recourse tax receivable	(882)	(996)
Total deferred tax liability, net	(*) 92,699	89,529

Net deferred tax assets	(475)	(465)
Net deferred tax liabilities	93,174	89,994

(*) Includes $15 of currency translation adjustments on foreign subsidiaries’ initial balances.

As of March 31, 2021, the Company and some subsidiaries have a cumulative Tax carryforward of approximately $15,054, that calculated considering statutory income tax rate, represents a deferred tax asset of approximately $3,727.

The detail of the maturities of estimated Tax carryforward is disclosed below:

Company	Tax carryforward generation year	Tax carryforward amount as of 03.31.2021	Tax carryforward expiration year
Inter Radios	2017	2	2022
Inter Radios	2018	2	2023
Telemás (*)	2019	456	2024
Televisión Dirigida	2021	253	2026
Micro Sistemas	2020	19	2025
Micro Sistemas	2021	8	2026
Telecom Argentina	2019	8,949	2024
Telecom Argentina	2020	5,365	2025
		15,054

(*) This company is consolidated in the financial statements of Adesol.

TELECOM ARGENTINA S.A.

Income tax expense differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	March 31,
	2021	2020
	Profit (loss)
Pre-tax income	12,240	6,182
Non-taxable items – Earnings from associates	(82)	(131)
Non-taxable items – Costs valuation differences of foreign investments	-	(6,188)
Non-taxable items – Other	(111)	(633)
Restatement in current currency of Equity, goodwill and other	24,572	19,623
Subtotal	36,619	18,853
Weighted statutory income tax rate	24.75%	25.3%
Income tax expense at weighted statutory tax rate	(9,065)	(4,769)
Deferred tax liability restatement in current currency and other	11,630	6,448
Income tax inflation adjustment	(5,572)	(4,075)
Income tax on cash dividends of foreign companies	(221)	(19)
Income tax expense	(3,228)	(2,415)

Current tax expense	(104)	(61)
Deferred tax expense	(3,124)	(2,354)

NOTE 14 – TAXES PAYABLES

	March 31,	December 31,
Current	2021	2020
Income tax (*)	165	75
Other national taxes	3,730	3,260
Provincial taxes	420	460
Municipal taxes	478	428
	4,793	4,223
Non- current
Provincial taxes	2	6
	2	6
Total taxes payables	4,795	4,229

(*) The breakdown is as follows:

	March 31,	December 31,
	2021	2020
Núcleo	161	64
Adesol	-	8
AVC Continente Audiovisual	2	2
Pem	2	-
Cable Imagen	-	1
	165	75

NOTE 15 – LEASES LIABILITIES

	March 31,	December 31,
	2021	2020
Current
Argentina	4,081	3,465
Abroad	286	303
	4,367	3,768
Non- current
Argentina	9,235	6,912
Abroad	1,169	956
	10,404	7,868
Total leases liabilities	14,771	11,636

Movements in Leases liabilities are as follows:

	March 31,
	2021	2020
At the beginning of the fiscal year	11,636	9,704
Increases – Rights of use assets	5,316	1,816
Financial results, net	820	448
Cash Flows	(1,185)	(1,439)
Decreases (includes RECPAM)	(1,816)	(442)
At the end of the period	14,771	10,087

TELECOM ARGENTINA S.A.

NOTE 16 – OTHER LIABILITIES

	March 31,	December 31,
Current	2021	2020
Deferred revenues on prepaid credit	1,314	1,256
Deferred revenues on connection fees and international capacity leases	537	462
Customer loyalty program	51	5
Compensation for directors and members of the Supervisory Committee	15	16
Companies under Sect. 33—Law No. 19,550 and Related Parties (Note 24.c)	3	3
Other	296	587
	2,216	2,329
Non-current
Pension benefits	504	477
Deferred revenues on connection fees and international capacity leases	448	452
Other	325	377
	1,277	1,306
Total other liabilities	3,493	3,635

NOTE 17 – PROVISIONS

Movements in Provisions are as follows:

	Balances as of December 31, 2020	Additions			Decreases (iii)	Balances as of March 31, 2021
		Capital (i)	Interest (ii)	Reclassifications
Current
Provisions	1,826	1	-	116	(303)	1,640
Total current provisions	1,826	1	-	116	(303)	1,640
Non- Current
Provisions	5,061	141	(11)	(116)	(409)	4,666
Asset retirement obligations	3,368	1	259	-	(394)	3,234
Total non-current provisions	8,429	142	248	(116)	(803)	7,900

Total provisions	10,255	143	248	-	(iv) (1,106)	9,540

	Balances as of December 31, 2019	Additions			Decreases (iii)	Balances as of March 31, 2020
		Capital (v)	Interest (ii)	Reclassifications
Current
Provisions	1,832	-	-	283	(487)	1,628
Total current provisions	1,832	-	-	283	(487)	1,628
Non- Current
Provisions	6,142	75	345	(283)	(553)	5,726
Asset retirement obligations	976	-	83	-	(113)	946
Total non-current provisions	7,118	75	428	(283)	(666)	6,672

Total provisions	8,950	75	428	-	(iv) (1,153)	8,300

(i)        $146 charged to Other operating expenses and ($3) charged to Other comprehensive income.

(ii)       Charged to Other financial results, net - Other interests, net and other investments results.

(iii)      Includes RECPAM.

(iv)      Includes ($206) and ($331) as of March 31, 2021 and 2020, respectively, related to provisions payments.

(v)       $76 charged to Other operating expenses and ($1) charged to Other comprehensive income.

A summary of recent developments of the first quarter of 2021 related to the main contingencies and provisions of the Company is provided below:

1.   Probable Contingent liabilities

Regulatory Authority’s Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and, to a lesser extent, for installation of service to fix-line customers. Although generally a penalty considered on an individual basis does not have a material effect on Telecom Argentina’s equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer has generated to Telecom Argentina.

TELECOM ARGENTINA S.A.

On March 3, 2021, the “Sanctions Regime applicable to ICT Services” was approved through ENACOM Resolution No. 221/21, ad referendum of ENACOM Board of Directors. The mentioned Resolution, among others, provides: (i) the penalty reference unit as the PBU-SBT value effective as of the date of payment, (ii) a maximum penalty equivalent to 50,000 PBU-SBT and a minimum penalty equivalent to 50 PBU-SBT, (iii) the publication of the penalties imposed in media and/or institutional website; and (iv) the possibility of imposing daily penalties for every day of non-compliance.

The mentioned Resolution was ratified by the ENACOM Board of Directors on April 28, 2021 through Synthesized Resolution No. 581/21. As of the date of these unaudited consolidated financial statements, the Company is analyzing the impact of this new regulation.

2.   Possible Contingencies

Resolution No. 50/10 and subsequent ones of the Secretariat of Domestic Trade of the Nation (“SCI”)

SCI Resolution No. 50/10 approved certain rules to commercialize pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial), having cable television operators to adjust such amount semi-annually and informing the result of such adjustment to such Office. The Company filed an administrative appeal against Resolution No. 50/10 requesting the suspension of its effects and its nullification.

Additionally, according to the decision issued on August 1, 2011 in judicial cause “LA CAPITAL CABLE S.A. V. Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by “Asociación Argentina de Televisión por Cable” (“ATVC”). The preliminary injunction ordered by the Court of Mar del Plata was notified to the SCI and the Ministry of Economy on September 12, 2011 and became fully effective. The National Government filed an appeal against the decision issued by the Court of Mar del Plata. Such appeal was dismissed, for which the National Government filed a direct appeal to the Supreme Court, which was also dismissed.

Notwithstanding the foregoing, between March 2011 and October 2014 successive resolutions were published in the Official Gazette based on Resolution 50/10 that regulated the prices that Cablevision should charge in monthly basis fees to users. These resolutions were challenged and suspended due to the aforementioned injunction. However, each Resolution had a valid period of three to six months, with the last one expiring in October 2014.

In September 2014, the Court issued a decision in judicial cause “Municipalidad de Berazategui V. Cablevisión” ordering the remission of the cases relating to these resolutions to the jurisdiction of the Court of Mar del Plata, that had issued the decision on the collective action in favor of ATVC.

Currently, all judicial causes related to this issue are processed in the Federal Justice of Mar del Plata.

In April 2019, La Capital Cable S.A. was notified of the resolution issued by the Federal Court No. 2 of Mar del Plata in which declared the unconstitutionality of certain sections of a law on which the SCI was based for the issuance of Resolution No. 50/10 and the successive resolutions. The declaration of unconstitutionality means that these resolutions are not applicable to La Capital Cable and the companies grouped by ATVC. However, the National Government filed an appeal against that resolution.

On December 26, 2019, the Federal Court of Mar del Plata rejected the grievances of the National Government and confirmed the decision rendered by the court of first instance which declared the unconstitutionality of the sections of the law based on which the SCI issued Resolution No. 50/10 and the subsequent resolutions. The National Government filed an extraordinary appeal, which was granted on March 1, 2021.

The Company, with the assistance of its legal advisors, is analyzing the potential impacts related to this new appeal.

TELECOM ARGENTINA S.A.

NOTE 18 – ADDITIONAL INFORMATION

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of March 31, 2021 and December 31, 2020 are the following:

	03.31.2021	12.31.2020
	In equivalent millions of Argentine pesos
Assets	22,066	23,318
Liabilities	(228,729)	(232,998)
Net Liabilities	(206,663)	(209,680)

In order to reduce this net position (debt) in foreign currency, Telecom has NDF as of March 31, 2021 amounting to US$72 million, therefore the net liability not hedged amounts to approximately US$2,174 million as of that date.

Offsetting of financial assets and financial liabilities in scope of IFRS 7

The information required by the amendment to IFRS 7 as of March 31, 2021 and December 31, 2020 is as follows:

	As of March 31, 2021
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and noncurrent assets (liabilities) - Gross value	22,489	1,962	(45,949)	(301)
Offsetting	(256)	(131)	256	131
Current and noncurrent assets (liabilities) – Book value	22,233	1,831	(45,693)	(170)

	As of December 31, 2020
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and noncurrent assets (liabilities) - Gross value	22,480	1,770	(48,223)	(638)
Offsetting	(1,002)	(102)	1,002	102
Current and noncurrent assets (liabilities) – Book value	21,478	1,668	(47,221)	(536)

Telecom and its subsidiaries offset the financial assets and liabilities to the extent that such offsetting is provided by agreements and provided that Telecom has the intention to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and international operators including interconnection, carriers and Roaming (being offsetting a standard practice in the telecommunications industry at international level that Telecom and its subsidiaries apply regularly). Offsetting is also applied to transactions with agents.

NOTE 19 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments with domestic and foreign suppliers amounting to approximately $63,861 as of March 31, 2021 (of which $20,667 corresponds to PP&E commitments).

NOTE 20 – EQUITY

(a)  Capital Stock

As of March 31, 2021 and December 31, 2020, the capital stock of Telecom Argentina amounts to $2,153,688,011, represented by the same number of common book-entry shares with nominal value of $1 peso, as detailed below:

Class of Shares	Total
Class “A”	683,856,600
Class “B”	628,058,019
Class “C”	106,734
Class “D”	841,666,658
Total	2,153,688,011

As of the date of these unaudited consolidated financial statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class B Shares are listed and traded on the leading companies’ panel of the BYMA and the American Depositary Shares (ADS) representing 5 Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

(b)  Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

The Ordinary and Extraordinary Shareholders’ meeting of Telecom held on April 28, 2021 decided, among other issues, the following:

(a)   To approve the Annual Report and the financial statements of Telecom as of December 31, 2020;

(b)  To approve the Board of Directors’ proposal expressed in current currency of March 31, 2021 using the National Consumer Price Index (National CPI), as provided by CNV Resolution No. 777/18, consisting in: (i) the absorption of the negative Retained earnings as of December 31, 2020 amounting to $6,455,431,747 Argentine pesos from the “Facultative Reserve to maintain the capital investments level and the current level of solvency” and (ii) the reclassification of $13,776,401,012 Argentine pesos from the “Facultative Reserve to maintain the capital investments level and the current level of solvency” to the “Contributed Surplus”.

TELECOM ARGENTINA S.A.

NOTE 21 – REVENUES

Revenues include:

	Three-month periods ended March 31,
	2021	2020
Mobile Services	30,886	32,990
Internet Services	17,460	19,480
Cable Television Services	16,728	18,716
Fixed and Data Services	11,833	13,520
Other services revenues	209	254
Subtotal Services revenues	77,116	84,960
Equipment revenues	5,431	4,569
Total Revenues	82,547	89,529

NOTE 22 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $77,160 and $81,304 for the three-month periods ended March 31, 2021 and 2020, respectively. The main components of the operating expenses are the following:

	Three-month periods ended March 31,
	2021	2020
Employee benefit expenses and severance payments	Profit (loss)
Salaries, social security expenses and benefits	(14,438)	(15,305)
Severance indemnities	(645)	(1,093)
Other employee expenses	(248)	(326)
	(15,331)	(16,724)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(5,332)	(5,573)
Fees for services	(3,838)	(4,192)
Directors and Supervisory Committee’s fees	(145)	(47)
	(9,315)	(9,812)
Taxes and fees with the Regulatory Authority
Turnover tax	(3,052)	(3,234)
Municipal taxes	(892)	(907)
Other taxes and fees	(2,476)	(2,675)
	(6,420)	(6,816)
Cost of equipment and handsets
Inventory balance at the beginning of the year	(4,491)	(5,288)
Plus:
Purchases	(3,873)	(2,739)
Other	272	92
Less:
Inventory balance at the end of the period	4,180	4,725
	(3,912)	(3,210)
Other operating expenses
Provisions	(146)	(76)
Rental and internet capacity	(562)	(753)
Energy, water and other services	(1,312)	(1,949)
Other	(809)	(853)
	(2,829)	(3,631)

TELECOM ARGENTINA S.A.

	Three-month periods ended March 31,
	2021	2020
Depreciation, amortization and impairment of fixed assets	Profit (loss)
Depreciation of PP&E	(19,877)	(18,563)
Amortization of intangible assets	(2,919)	(3,058)
Amortization of rights of use assets	(1,789)	(1,475)
Impairment of fixed assets	(73)	(97)
	(24,658)	(23,193)

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Administration costs	Commercialization costs	Total 03.31.2021	Total 03.31.2020
Employee benefit expenses and severance payments	(8,916)	(2,565)	(3,850)	(15,331)	(16,724)
Interconnection costs and transmission costs	(3,193)	-	-	(3,193)	(2,876)
Fees for services, maintenance, materials and supplies	(4,019)	(2,411)	(2,885)	(9,315)	(9,812)
Taxes and fees with the Regulatory Authority	(6,350)	(22)	(48)	(6,420)	(6,816)
Commissions and advertising	-	(131)	(4,251)	(4,382)	(5,093)
Cost of equipment and handsets	(3,912)	-	-	(3,912)	(3,210)
Programming and content costs	(6,083)	-	-	(6,083)	(6,742)
Bad debt expenses	-	-	(1,037)	(1,037)	(3,207)
Other operating expenses	(2,124)	(200)	(505)	(2,829)	(3,631)
Depreciation, amortization and impairment of fixed assets	(20,220)	(1,726)	(2,712)	(24,658)	(23,193)
Total as of 03.31.2021	(54,817)	(7,055)	(15,288)	(77,160)
Total as of 03.31.2020	(55,514)	(6,589)	(19,201)		(81,304)

NOTE 23 – FINANCIAL RESULTS, NET

	Three-month periods ended March 31,
	2021	2020
	Profit (loss)
Interests on financial debts (*)	(2,704)	(4,576)
Foreign currency exchange gains (losses) on financial debts (**)	5,797	162
Total Debt financial expenses	3,093	(4,414)
Gains (losses) on operations with notes and bonds	(346)	88
Other exchange differences (***)	2,302	1,399
Other interests, net and other investments results (****)	(420)	145
Other taxes and bank expenses	(779)	(849)
Financial expenses on pension benefits	(75)	(74)
Financial discounts on assets, debts and others	(656)	26
RECPAM	3,652	1,505
Total other financial results, net	3,678	2,240
Total financial results, net	6,771	(2,174)

(*) Includes ($94) and ($21) corresponding to net losses generated by NDF in the three-month periods ended March 31, 2021 and 2020, respectively.

(**) Includes ($353) and ($192) corresponding to net losses generated by NDF in the three-month periods ended March 31, 2021 and 2020, respectively.

(***) Includes $82 corresponding to income related to decreases in financial assets at amortized cost.

(****) Includes ($820) and ($448) corresponding to net losses generated by leases liabilities in the three-month periods ended March 31, 2021 and 2020, respectively.

NOTE 24 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)             Controlling Company

On January 1, 2018, Cablevisión was merged with Telecom Argentina (surviving entity), which was approved by the CNV (and registered in the IGJ under No. 16,345, Book 91, Tome “Corporations”). Since such date, CVH is the controlling company of Telecom Argentina, holding directly and indirectly 28.16% of the capital stock of the Company. Additionally, both VLG S.A.U. (company controlled by CVH) and Fintech Telecom, LLC, contributed to the Voting Trust, according to the Shareholders’ Agreement, shares representing 10.92% of the capital of the Company, respectively, so the shares subject to such agreement represent 21.84% of the capital of the Company (the “Shares in Trust”).

According to the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders’ Agreement.

b)            Related Parties

For the purposes of these unaudited consolidated financial statements, related parties are those individuals or legal entities which are related to Telecom in terms of IAS 24.

TELECOM ARGENTINA S.A.

c)             Balances with Companies under section 33 - Law No. 19,550 and Related Parties

•                  Companies under section 33 - Law No. 19,550 – Associates

CURRENT ASSETS	March 31,	December 31,
Trade receivables	2021	2020
Ver TV	2	2
	2	2
Other receivables
La Capital Cable	130	119
TSMA	-	3
Ver TV	2	11
	132	133
CURRENT LIABILITIES
Trade payables	2	-
TSMA	2	-

Other liabilities
Televisora Privada del Oeste S.A.	3	3
	3	3

•                  Related parties

CURRENT ASSETS	March 31,	December 31,
Trade receivables	2021	2020
Other Related parties	161	184
	161	184
Other receivables
Other Related parties	-	36
	-	36
CURRENT LIABILITIES
Trade payables
Other Related parties	943	1,031
	943	1,031

d)       Transactions with Companies under section 33 - Law No. 19,550 and related parties

•                  Companies under section 33 - Law No. 19,550— Associates

	Transaction	Three-month periods ended March 31,
		2021	2020
		Profit (loss)
		Revenues
La Capital Cable	Services revenues and other revenues	7	13
Ver TV	Services revenues and other revenues	1	-
		8	13
		Operating costs
La Capital Cable S.A.	Fees for services	(16)	(17)
		(16)	(17)

•                  Related Parties

	Transaction	Three-month periods ended March 31,
		2021	2020
		Profit (loss)
		Revenues
Other Related parties	Services and advertising revenues	54	64
		54	64
		Operating costs
Other Related parties	Programming costs	(768)	(937)
Other Related parties	Editing and distribution of magazines	(174)	(205)
Other Related parties	Advisory services	(97)	(124)
Other Related parties	Advertising purchases	(81)	(103)
Other Related parties	Other purchases and commissions	(28)	(49)
		(1,148)	(1,418)

The transactions discussed above were made by Telecom under the same conditions than would have been obtained from unaffiliated third parties. When Telecom’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

e)        Amendment of the Telecom Argentina’s Bylaws

The Extraordinary General Meeting and the Special Meetings of the Class “A” and Class “D” Shares held on October 10, 2019 approved the amendment of sections 4, 5 and 6 of the Bylaws, so that the shares Class “A” and Class “D”, currently book-entry, may be represented in a cardboard or in book-entry form, as determined by a special meeting of Class “A” or Class “D” shares. The delegation of powers to the Board of Directors was approved to determine the time, terms and condition of issuance of the securities representing the cardboard shares, in the event that this was resolved in the future by the respective Special Meetings of Class “A” and Class “D” shares.

Afterwards, General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings held on December 11, 2020 approved the amendment of section 10 of the Bylaws so as to establish a minimum prior notice for any call to Board Meetings of 5 calendar days, except in the event of urgency, in which case the Meeting may be called with a prior notice of 1 day, and to establish new notification procedures to calls for such Meetings.

On April 14, 2021, the Company was notified by the IGJ of the registration of both Bylaws’ amendments.

TELECOM ARGENTINA S.A.

NOTE 25 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years’ adjustments and accumulated losses must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock) plus inflation adjustment of common stock.

NOTE 26 – IMPACT OF CORONAVIRUS IN TELECOM

Since the beginning of 2020 and given the extent of the Covid-19 spread, several governments in the world implemented diverse measures to restrict the movement of the population and to content the spread of the virus.

In Argentina, the National Government ordered the Mandatory and Preventive Social Isolation from March 20, 2020, which only allowed the movement of individuals involved in the provision/production of essential services and products, among them, the provision of telecommunication services.

On November 9, 2020, the National Government ordered the Mandatory and Preventive Social Distancing, in which the provision of telecommunication services remained considered as “essential”.

During April 2021, and before the outbreak of Covid-19, the National Government determined new restrictions and measures aimed at controlling the community circulation of the virus throughout the national territory. The implemented measures do not directly affect Telecom’s operation as the provision of telecommunication services remained considered as essential.

Telecom provides services that are critical for society as it connects people, homes, companies and governments. which became a priority during the pandemic. Services provided by the Company also allow small, medium and large companies to remain in business, and therefore contribute to sustain the country’s economy. Moreover, services provided by the Company, in this context of isolation, have allowed people to stay connected and entertained, as well as to work remotely and remain informed from their homes.

By the end of 2020 and during the first quarter of 2021, Argentina began the national vaccination campaign under the direct management of the National and Provincial Governments and the Government of the Autonomous City of Buenos Aires, initially aimed at the population in risk (older people) and health and education staff.

              External initiatives implemented by Telecom related to the health emergency

The pandemic has driven joint actions by domestic companies that gave essential support to face the health emergency. Telecom, as part of its permanent commitment to its community in response to the Covid-19 emergency, has taken several initiatives of great social value, which are disclosed in Note 29 to the consolidated financial statements as of December 31, 2020, standing out the provision of connectivity for field hospitals and discounts in services for health and educational entities, that remain until today, in addition to benefits to customers to take even more advantage of the connection possibilities and to access to valuable information and to educational and entertainment content.

TELECOM ARGENTINA S.A.

              Internal initiatives implemented by Telecom related to the health emergency

On the other hand, the Company implemented a series of initiatives to ensure the continuity of its operations, safeguarding the health and the wellness of all the employees and of those that are part of the value chain which are disclosed in Note 29 to the consolidated financial statements as of December 31, 2020. Among these initiatives stand out the creation of a Crisis Committee or the implementation of home office for more than 70% of its employees and the infrastructure works reinforcement, which provided networks with the capacity required to continue operating without any inconvenience.

              Main Accounting Impacts

As of the date of these unaudited consolidated financial statements, the Company has not experienced any significant impacts on its results as a consequence of the pandemic. Despite the several difficulties that caused a slowdown or complexities in our operations; we continue operating and we expect to continue without any inconvenience.

In accordance with IAS 36, the Company’s Management has assessed if there were indicators of impairment of the recoverable value of its fixed assets. Even though the pandemic could have a significant impact in the economic activity in Argentina, what could be an impairment trigger, according to mentioned assessment, no negative impacts have been identified in the capacity of generation of future cash flows of the Company as a consequence of the pandemic, as the volume of operations is expected to remain stable.

On the other hand, the Company’s Management estimates that the deterioration of the economic situation of the country represents an increase in trade receivables credit risk at the end of the reporting period.

-                    Liquidity Risk

Telecom and its subsidiaries have enough liquidity, bank credit lines and a notes program that allow them to finance their short-term obligations and the investment plan in addition to the projected operating cash flows.

It is estimated that during 2021 Argentina will continue with a mixed presence and virtual schedule in a large part of the industrial, commercial and educational activities and whose evolution will depend on the health scenario. The ultimate effects of Covid-19 and its impact on the global and local economy are still unknown. Governments may issue stricter measures, which cannot be predicted.

The Company’s Management will continue to develop actions that minimize the potential impairment on its results, as a result of these situations, maintaining a level of service and customer satisfaction, and seeking to maximize the precautions in social management in this context.

The Company’s Board of Directors and the Crisis Committee continue monitoring the evolution of the situation and taking the necessary measures to preserve human life and the sustainability of Telecom’s businesses.

NOTE 27 – RECENT DEVELOPMENTS CORRESPONDING TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

Decree No. 690/20 - Amendment to the LAD

On August 22, 2020, the PEN issued Decree No. 690/20 (“DNU No. 690/20”) amending the LAD. DNU No. 690/20 declared ICT services (which includes fixed and mobile telephony services, cable television and Internet —as well as access to telecommunications networks for and between licensees as “Essential and Strategic Competition Public Services”, and empowered ENACOM to ensure accessibility.

DNU No. 690/20 further established that the prices of the Essential and Strategic Competition Public ICT Services, the prices of those services provided in accordance with the Universal Service and the prices of those services determined by ENACOM for public interest reasons, shall be regulated by ENACOM.

Moreover, DNU No. 690/20 established that ENACOM is the agency responsible for the enactment of any regulation related to the ICT’s Compulsory Universal Telecommunication Service (“PBU”).

Finally, DNU No. 690/20 suspended any price increases or changes set or announced by the ICT’s licensees from July 31, 2020 to December 31, 2020.

DNU No. 690/20 was ratified by the Argentine Congress under Law No. 26,122 and regulated through ENACOM Resolutions No. 1,466/20 and 1,467/20.

TELECOM ARGENTINA S.A.

Resolution No. 1,466/20 allowed ICT licensees providing Internet access services, subscription broadcasting services through physical, radio-electric or satellite link, fixed telephony services and mobile telecommunications services -in all cases in their different and respective modalities- to increase retail prices for services up to 5% during January 2021. Licensees must consider the prices effective as of July 31, 2020 as the price of reference for such increase. Such Resolution also provided that ICT Services Licensees may request a higher increase on an exceptional basis in accordance with the provisions of Section 48 of the LAD.

Resolution No. 1,467/20 regulated the PBU provided by DNU No. 690/20 for the different services provided by ICT licensees, namely:

•                  PBU-SBT: Compulsory Universal Provision of Basic Fixed Telephony Service;

•                  PBU-SCM: Compulsory Universal Provision of Basic Mobile Communication Service;

•                  PBU-I: Compulsory Universal Provision of Basic Internet Access Value Added Service;

•                  PBU-TP: Compulsory Universal Basic Provision of subscription television services by physical or radio-electric or satellite link.

Resolution No. 1,467/20 further determined the price and the characteristics of each PBU and its beneficiaries. Licensees are under the obligation to report on a monthly basis the number of customers subscribed to the different PBU. Finally, Resolution No. 1,467/20 also imposed different reporting obligations to be fulfilled before the ENACOM on the licensees that hold registration for subscription broadcasting services by physical or radio electric link and on licensees of subscription television audiovisual communication services by satellite link.

On the other hand, the Company ordered a price recomposition of approximately 20%, depending on the type of service, since January 2021, failing to transfer to the price of its services, the inflation accumulated in the period March-December 2020, as a consequence of different measures provided by the PEN, being March 2020 the last price recomposition made. Additionally, the Company initiated legal proceedings before the Federal Court of Appeals on Administrative Litigation Matters challenging the constitutionality of DNU No. 690/20 and the aforementioned ENACOM Resolutions and requesting a preliminary injunction that would suspend its application. The preliminary injunction was denied on January 29, 2021 and the Company appealed the court’s decision.

On April 30, 2021, the Chamber of the Federal Court of Appeals on Administrative Litigation Matters decided to accept the Company’s appeal, revoke the origin instance court’s decision and, consequently, grant the preliminary injunction requested, ordering the suspension of the effects of sections 1, 2, 3, 4, 5 and 6 of DNU No. 690/20 and resolutions provided as a consequence and their non-applicability to the Company for a period of six months.

In reaching its decision, the Court considered, that the “configuration of circumstances prima facie lead to serious and founded questioning of Decree 690/2020’s reasonability standard and legitimacy and of ENACOM’s resolutions adopted as a consequence, due to the direct adverse effects they have on Telecom Argentina’s property rights, which derive from Information and Communication Technology services provision, under a free competition system, ruled, authorized and granted (depending on the case), by the National State itself”.

The Company, with the assistance of its legal advisors, is analyzing the actions available to the Company in order to protect its legal rights.

Preliminary injunction requested by “Asociación Civil de Usuarios Bancarios Argentinos” (“ACUBA”)

On January 27, 2021, the Company was served with notice of a preliminary injunction granted by the Civil and Commercial Court No. 10 of Mar del Plata obtained by ACUBA in the aforementioned case, which ordered the Company to roll back the tariffs of broadcasting services subscriptions, Internet access services, fixed telephony services and mobile telecommunications services to those of December 2020, which could only be increased up to 5% as authorized by ENACOM, and maintain such tariffs until any modification is resolved. Telecom challenged the preliminary injunction for lack of jurisdiction, and requested that the resolution granting the preliminary injunction be declared nulled. Telecom further requested that the preliminary injunction be lifted. A decision from the court remains pending as of the date of these unaudited consolidated financial statements. The Company argued that a preliminary injunction obtained by a representative of the industry of the Province of Córdoba from the federal courts of the province expressly suspended the application of DNU No. 690/20, Decree No. 311/20 and prohibited ENACOM from issuing any subsequent resolutions.

The Company, with the assistance of its legal advisors, is analyzing the actions that may be necessary in order to protect its rights.

TELECOM ARGENTINA S.A.

Preliminary injunction requested by a representative of the industry of the Province of Córdoba

On February 2, 2021, the Company was informed by the Asociación Argentina de Televisión por Cable (“ATVC”), that a preliminary injunction requested by a representative of the cable television industry was granted by a Federal Court of the Province of Córdoba, that ordered the suspension of DNU No. 690/20, of Decree No. 311/20 and of all measures adopted as a result of those decrees. The court also ordered the PEN and the ENACOM to abstain from issuing or pursuing any subsequent measures based on such decrees, until a final court decision is rendered.

ATVC also informed that, pursuant to the court’s indications, the regulatory authority should refrain from issuing regulations related to DNU No. 690/20 or enforcing the regulations previously issued, which are generally suspended.

Preliminary injunction “Catrie Televisora Color S.R.L. c/ Estado Nacional s/ Acción meramente declarativa de inconstitucionalidad”

On March 31, 2021, the Company was informed by ATVC, that in the case Catrie Televisora Color S.R.L. c/ Estado Nacional s/ Acción meramente declarativa de inconstitucionalidad” (File No. 858/21), pending before the Federal Court of Córdoba No. 1, ATVC requested joint litigation, under the terms of Art. 90 inc. 2 of the National Civil and Commercial Procedure Code, requiring collective legitimacy, on behalf of the associated companies, and required the extension of the preliminary injunction issued in such case.

Likewise, on that date ATVC was notified of the resolution of the Federal Court of Córdoba No. 1 of March 30, 2021, which provided, in File. No. 858/21, the following summary: 1) grant the request for intervention of a third party made by ATVC; 2) direct the process as a collective process; 3) delimit the class affected to the cable and ICT services industries that are associated with ATVC; and 4) order the National Government the suspension of DNU No. 690/20, as well as all measures adopted as a result of that decree. The court also ordered the PEN and the ENACOM to abstain from issuing or pursuing any subsequent measures based on such decree, until a final court decision is rendered, in relation to all the certified class companies of this process.

The Company, together with its legal advisors, is analyzing the effects of this preliminary injunction, since Telecom Argentina is an associate of ATVC.

NOTE 28 – SUBSEQUENT EVENTS TO MARCH 31, 2021

Provisions of the Núcleo General Ordinary Shareholders’ meeting

The Núcleo General Ordinary Shareholders’ meeting held on April 21, 2020, approved the distribution of dividends of 140,000 million of Guaraníes (equivalent to approximately $2,000), of which 94,500 million of Guaraníes (equivalent to approximately $1,350) correspond to Telecom and 45,500 million of Guaranies (equivalent to approximately $650) correspond to the non-controlling shareholder. The mentioned dividends will be available to shareholders in two installments, the first one during May 2021 and the second one during October 2021.

Carlos Moltini
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2021

(In millions of Argentine pesos or as expressly indicated)

1.   General considerations

As required by CNV regulations, the Company has prepared its unaudited consolidated financial statements as of March 31, 2021 under IFRS.

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this Report discloses the comparative balances for the three-month period ended March 31, 2020, restated to current currency as of March 31, 2021.

The table below shows the evolution of the National Consumer Price Index (National CPI with the characteristics identified in Note 1.e) to the unaudited consolidated financial statements) of the last two years and as of March 31, 2021 and 2020 according to official statistics (INDEC) and the Banco Nación U.S. dollar exchange rate used for the preparation of this operating and financial review and prospects and the accompanying financial statements:

	As of December 31, 2019	As of March 31, 2020	As of December 31, 2020	As of March 31, 2021

National Consumer Price Index (December 2016=100)	283.44	305.55	385.88	435.87

Variation in Prices
Annual	53.8%	48.3%	36.1%	42.6%
Accumulated 3 months since December 2019 / 2020	n/a	7.8%	n/a	13.0%

Banco Nación US$/$ exchange rate	59.89	64.47	84.15	92.00

Variation in the exchange rate
Annual	58.9%	48.7%	40.5%	42.7%
Accumulated 3 months since December 2019 / 2020	n/a	7.6%	n/a	9.3%

2.   Telecom’s activities for the three-month periods ended March 31, 2021 (“1Q21”) and 2020 (“1Q20”)

			Variation
	1Q21	1Q20	$	%
Revenues	82,547	89,529	(6,982)	(7.8)
Employee benefit expenses and severance payments	(15,331)	(16,724)	1,393	(8.3)
Interconnection and transmission costs	(3,193)	(2,876)	(317)	11.0
Fees for services, maintenance, materials and supplies	(9,315)	(9,812)	497	(5.1)
Taxes and fees with the Regulatory Authority	(6,420)	(6,816)	396	(5.8)
Commissions and advertising	(4,382)	(5,093)	711	(14.0)
Cost of equipment and handsets	(3,912)	(3,210)	(702)	21.9
Programming and content costs	(6,083)	(6,742)	659	(9.8)
Bad debt expenses	(1,037)	(3,207)	2,170	(67.7)
Other operating expenses	(2,829)	(3,631)	802	(22.1)
Depreciation, amortization and impairment of fixed assets	(24,658)	(23,193)	(1,465)	6.3
Operating income	5,387	8,225	(2,838)	(34.5)
Earnings from associates	82	131	(49)	(37.4)
Financial results, net	6,771	(2,174)	8,945	n/a
Income before income tax expense	12,240	6,182	6,058	98.0
Income tax expense	(3,228)	(2,415)	(813)	33.7
Net income	9,012	3,767	5,245	139.2

Attributable to:
Controlling Company	8,741	3,636	5,105	140.4
Non-controlling interest	271	131	140	106.9
	9,012	3,767	5,245	139.2
Basic and diluted earnings per share attributable to the Controlling Company (in pesos)	4.06	1.69

In relation to the economic performance, operating income totaled $5,387, representing 6.5% of consolidated revenues, and, as a consequence of financial gain, net, partially offset by income tax expenses, net income amounted to $9,012.

I

•                 Revenues

			Variation
	1Q21	1Q20	$	%
Mobile Services	30,886	32,990	(2,104)	(6.4)
Internet Services	17,460	19,480	(2,020)	(10.4)
Cable Television Services	16,728	18,716	(1,988)	(10.6)
Fixed and Data Services	11,833	13,520	(1,687)	(12.5)
Other services revenues	209	254	(45)	(17.7)
Subtotal Services revenues	77,116	84,960	(7,844)	(9.2)
Equipment revenues	5,431	4,569	862	18.9
Total Revenues	82,547	89,529	(6,982)	(7.8)

During 1Q21 consolidated revenues showed a decrease of 7.8% (-$6,982 vs. 1Q20) amounting to $82,547. This decrease in revenues is noted in Mobile Services, Internet Services, Cable Television Services and Fixed and Data Services, partially offset by higher Equipment revenues.

Albeit the greater demand for services, with a slight growth in the Internet and Cable television customer base, accompanied by a slight decrease in churn, consolidated revenues decreased because the rate of inflation for the last twelve months amounted to 42.6% and the Company did not transfer a portion of this effect to its prices as a consequence of the different measures provided by the National Government.

Services revenues amounted to $77,116 in 1Q21 (-9.2% vs. 1Q20) and represent 93.4% of consolidated revenues. Mobile Services revenues amounted to $30,886 in 1Q21 (-$2,104 vs. 1Q20), Internet Services revenues amounted to $17,460 in 1Q21 (-$2,020 vs. 1Q20), Cable Television Services revenues amounted to $16,728 in 1Q21 (-$1,988 vs. 1Q20) and Fixed and Data Services revenues amounted to $11,883 in 1Q21 (-$1,687 vs. 1Q20). Equipment revenues increased 18.9%, amounting to $5,431 in 1Q21 and represent 6.6% of total consolidated revenues.

Consolidated Revenues include $3,426 and $28,532 in 1Q21 and 1Q20, respectively, related to the effect generated by the restatement in current currency as of March 31, 2021.

Mobile Services

Mobile Services revenues amounted to $30,886 (-$2,104 or +6.4% vs. 1Q20), being the main business in term of service revenues (40.1% and 38.8% of services revenues in 1Q21 and 1Q20, respectively). The variation was mainly due to mobile services revenues in Argentina, which amounted to $27,316 (-$1,427 or -5.0% vs. 1Q20).

The effect generated by the restatement in current currency as of March 31, 2021 included in mobile services revenues amounted to $1,266 and $10,512 in 1Q21 and 1Q20, respectively.

Personal’s mobile customers amounted to 18.8 million as of March 31, 2021 and 2020. The main ratios related to the services provided to these customers were:

•                  As of March 31, 2021, 58% of total customers are prepaid customers, and 42% are postpaid customers, while, as of March 31, 2020, 59% of total customers were prepaid customers and 41% were postpaid customers.

•                  Mobile Internet services revenues are equivalent to 73% of Personal’s customer’s total services revenues.

•                  The monthly average revenue per user (“ARPU”) is $485.5 pesos per month in 1Q21 (vs. $502.1 pesos per month in 1Q20), representing a decrease of 5.9%. The effect generated by the restatement in current currency as of March 31, 2021 included in ARPU amounted to $19.9 pesos and $160.0 pesos in 1Q21 and 1Q20, respectively.

•                  The average churn rate per month positioned into 1.5% in 1Q21 (vs. 2.3% average in 1Q20).

Regarding infrastructure, the Company continued to enhance the mobile Internet experience of its customers through the deployment of its 4G and 4G+ network throughout the country, reaching more than 13.5 million customers with 4G devices throughout the country.

Likewise, the number and variety of mobile offers with more data services to improve the connectivity of our customers were deepened, expanding the benefits of the plans to increase performance and their use.

Mobile services revenues generated in Paraguay amounted to $3,570 (-$677 or -15.9% vs. 1Q20) due to decrease of the customer base and a slight decrease in ARPU, partially offset by the appreciation of the Guaraní against the Argentine Peso.

II

The main ratios related to the mobile services in Paraguay were:

•                  Núcleo’s mobile customers decrease 2.8%, amounting to in 2.2 million as of March 31, 2021. As of March 31, 2021 and 2020, 83% of total customers consist of prepaid customers and 17% consist of postpaid customers.

•                  The monthly ARPU amounted to $508.4 pesos per month in 1Q21 (vs. $511.8 pesos in 1Q20), representing a 0.7% decrease.

•                  The average churn rate per month amounted to 3.4% in 1Q21 (vs. 3.8% in 1Q20).

Internet Services

Internet services revenues amounted to $17,460 in 1Q21 (-$2,020 or -10.4% vs. 1Q20) driven mainly by the 14.0% decrease in broadband ARPU, which amounted to $1,358.4 pesos in 1Q21 (vs. $1,579.8 pesos in 1Q20). The effect generated by the restatement in current currency as of March 31, 2021 included in ARPU amounts to $58.3 pesos and $498.3 pesos in 1Q21 and 1Q20, respectively.

It should be noted that customers with service of 20Mb or higher represent 73.8% and 65.6% of the total customer base as of March 31, 2021 and 2020, respectively. Within this range, there are customers who have plans of 100 Mb, 300 Mb and 1,000 Mb that as of March 31, 2021 amounted to 605,251, 105,667 and 3,847, respectively, positioning Fibertel brand as the technological benchmark brand of the industry.

Internet services subscriber base increased 2.1% in 1Q21 amounting to 4.2 million customers. Churn rate per month positioned into 1.4% and 1.6% as of March 31, 2021 and 2020, respectively.

The effect generated by the restatement in current currency as of March 31, 2021 included in Internet Services revenues amounts to $749 and $6,205 in 1Q21 and 1Q20, respectively.

Cable Television Services

Cable Television Services revenues amounted to $16,728 in 1Q21 (-$1,988 or -10.6% vs. 1Q20). The variation is mainly due to a 13.6% decrease in ARPU, amounting to $1,540.6 pesos in 1Q21 (vs. $1,784.0 pesos in 1Q20). The effect generated by the restatement in current currency as of March 31, 2021 included in ARPU amounts to $68.5 pesos and $567.9 pesos in 1Q21 and 1Q20, respectively.

Subscriber base in Argentina remains stable amounting to 3.3 million customers as of March 31, 2021, of which 1.0 million are subscribed to Flow. Churn rate per month of Cable television services positioned into 1.2% and 1.4% as of March 31, 2021 and 2020, respectively.

In November 2020, we incorporated Disney+ into the Flow ecosystem, to transform it into a comprehensive platform so that customers continue to choose it both for its content offering and for its differential functionalities. Flow today, in addition to TV, series, films and documentaries on demand and exclusive co-productions, includes music and gaming and will continue to grow as customer needs evolve.

The effect generated by the restatement in current currency as of March 31, 2021 included in Cable television services revenues amounts to $720 and $5,959 in 1Q21 and 1Q20, respectively.

Fixed Telephony and Data Services

Fixed Telephony and Data Services revenues amounted to $11,833 (-$1,687 or -12.5% vs. 1Q20).

The effect generated by the restatement in current currency as of March 31, 2021 included in Fixed and Data Services revenues amounts to $487 and $4,316 in 1Q21 and 1Q20, respectively.

The average monthly revenue billed per user (“ARBU”) of fixed telephony services amounted to $589.5 pesos in 1Q21 (vs. $695.1 pesos in 1Q20). The effect generated by the restatement in current currency as of March 31, 2021 included in ARBU amounts to $25.2 pesos and $221.7 pesos in 1Q21 and 1Q20, respectively.

Equipment

Equipment revenues amounted to $5,431 (+862 or +18.9% vs. 1Q20). This variation is mainly due to an increase in handsets sold as compared to 1Q20 (+17%), and by an increase of approximately 56% in handset average sale prices as compared to 1Q20.

It is important to highlight that the Company, in terms of devices, continued to promote the updating of the handsets with financed offers and special discounts focused on the convergence of services.

The effect generated by the restatement in current currency as of March 31, 2021 included in Equipment revenues amounts to $203 and $1,458 in 1Q21 and 1Q20, respectively.

III

•                  Operating costs (without depreciation, amortization and impairment of fixed assets)

Operating costs (without depreciation, amortization and impairment of fixed assets) amounted to $52,502 in 1Q21, which represents a decrease of $5,609 or -9.7% vs. 1Q20. These lower costs are related with the decrease in all operating costs, except for interconnection and transmission costs and costs of equipment and handsets.

The effect generated by the restatement in current currency as of March 31, 2021 included in operating costs amounts to $3,303 and $18,975 in 1Q21 and 1Q20, respectively.

The operating costs breakdown is mainly as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $15,331 in 1Q21 (-$1,393 or -8.3% vs. 1Q20). The decrease is mainly due to a decrease in the Company’s headcount (23,183 employees in 1Q21) and lower charges for dismissals, partially offset by increases in salaries agreed by the Company with several trade unions with respect to unionized employees as well as to non-unionized employees, together with related social security charges.

The effect generated by the restatement in current currency as of March 31, 2021 included in employee benefit expenses and severance payments amounts to $693 and $5,349, as of 1Q21 and 1Q20, respectively.

Interconnection and transmission costs

Interconnection and transmission costs, which also includes charges for roaming, cost of international outbound calls and lease of lines and circuits, amounted to $3,193 in 1Q21 (+$317 or +11.0% vs. 1Q20). The increase is mainly due to increases in the exchange rate in relation to services in U$S and higher TLRD charges.

The effect generated by the restatement in current currency as of March 31, 2021 included in interconnection and transmission costs amounts to $131 and $915 in 1Q21 and 1Q20, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $9,315 in 1Q21 (-$497 or -5.1% vs. 1Q20).

Fees for services decreased $256 vs. 1Q20 and fees for maintenance, materials and supplies decreased $241 vs. 1Q20, mainly due to the optimization of consumption of materials and to lower activity as a result of the isolation, partially offset by increases in supplier’s services prices related to the maintenance of our networks and systems and home connections and disconnections of customers, among others.

The effect generated by the restatement in current currency as of March 31, 2021 included in fees for services, maintenance, materials and supplies amounts to $745 and $3,404 in 1Q21 and 1Q20, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes and fees, decreased, amounting to $6,420 in 1Q21 (-$396 or -5.8% vs. 1Q20). This decrease corresponds mainly to the effect of lower revenues in 1Q21 vs. 1Q20. Taxes and fees with the Regulatory Authority represent 7.8% and 7.6% of consolidated revenues in 1Q21 and 1Q20, respectively.

The effect generated by the restatement in current currency as of March 31, 2021 included in taxes and fees with the Regulatory Authority amounts to $267 and $2,171 in 1Q21 and 1Q20, respectively.

Commissions and advertising

Commissions (including commissions paid to agents, collection commissions and other commissions) and advertising amounted to $4,382 in 1Q21 (-$711 or -14.0% vs. 1Q20). The decrease is mainly due to lower charges for agent commissions and lower advertising services costs.

The effect generated by the restatement in current currency as of March 31, 2021 included in commissions and advertising amounts to $183 and $1,624 in 1Q21 and 1Q20, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold amounted to $3,912 in 1Q21 (+$702 or +21.9% vs. 1Q20). Thereby, $3,671 of this amount correspond to cost of handsets sold in Argentina, which increased 23.8% vs. 1Q20, mainly due to the increase in the purchase prices of handsets and higher handsets sold.

The effect generated by the restatement in current currency as of March 31, 2021 included in cost of equipment and handsets amounts to $610 and $1,192 in 1Q21 and 1Q20, respectively.

IV

Programming and content costs

Programming and content costs amounted to $6,083 in 1Q21 (-$659 or -9.8% vs. 1Q20), mainly due to operating efficiencies, partially offset by price increases of approximately 20% in almost all signals.

The effect generated by the restatement in current currency as of March 31, 2021 included in programming and content costs amounts to $260 and $2,149 in 1Q21 and 1Q20, respectively.

Bad debt expenses

Bad debt expenses amounted to $1,037 (-$2,170 or -6.7% vs. 1Q20). Bad debt expenses represent 1.3% and 3.6% of total consolidated revenues in 1Q21 and in 1Q20, respectively. The decrease is mainly due to the different actions undertaken by the Company in retail defaulted-payment management by the end of 2020, which results have an impact in 1Q21. Through various campaigns and promotions, bad debt receivables were recovered from clients who, in many cases, had suffered a degradation of their services or were in a situation of disconnection, as a result of the pandemic and the general economic situation of the country. Regarding corporate segment customers, collection procedures were carried, and resulted in the recovery of important receivables. It should also be noted that 1Q20 bad debt expenses included approximately $394 as a consequence of the estimated effects of Covid-19 as of the date of issuance of such financial statements.

The effect generated by the restatement in current currency as of March 31, 2021 included in bad debt expenses amounts to $85 and $1,010 in 1Q21 and 1Q20, respectively.

Other operating expenses

Other operating expenses, which include provisions, energy and other public services, insurance, leases and internet capacity, among others, amounted to $2,829 (-$802 or -22.1% vs. 1Q20). The decrease is mainly due to lower energy costs and other public services charges, lower rentals and internet capacity charges, and other diverse charges, partially offset by higher provisions.

The effect generated by the restatement in current currency as of March 31, 2021 included in other operating expenses amounts to $329 and $1,161 in 1Q21 and 1Q20, respectively.

Depreciation, amortization and impairment of fixed assets

Depreciation, amortization and impairment of fixed assets amounted to $24,658 (+$1,465 or +6.3% vs. 1Q20). The increase is due to the impact of the amortization of the CAPEX subsequent to March 31, 2020 as a consequence of the adjusted investment plan that the Company is developing.

The effect generated by the restatement in current currency as of March 31, 2021 included in depreciation, amortization and impairment of fixed assets amounts to $13,544 and $14,979 in 1Q21 and 1Q20, respectively.

•                 Operating income

Operating income amounted to $5,387 in 1Q21 (-$2,838 or -34.5% vs. 1Q20), representing 6.5% of consolidated revenues in 1Q21 (vs. 9.2% in 1Q20).

•                 Financial results, net

			Varition
	1Q21	1Q20	$	%
Interests on financial debts	(2,704)	(4,576)	1,872	(40.9)
Foreign currency exchange gains on financial debts	5,797	162	5,635	n/a
Total debt financial expenses	3,093	(4,414)	7,507	n/a
Exchange differences on remaining items	2,302	1,399	903	64.5
(Losses) gains on operations with notes and bonds	(346)	88	(434)	n/a
Other interests, net and other investments results	(420)	145	(565)	n/a
RECPAM	3,652	1,505	2,147	142.7
Other	(1,510)	(897)	(613)	68.3
Total other financial results, net	3,678	2,240	1,438	64.2
Total financial results, net	6,771	(2,174)	8,945	n/a

V

We incurred in a financial gain, net of $6,771 in 1Q21 (vs. a loss of $2,174 in 1Q20), Financial Results, net in 1Q21 mainly include (i) foreign exchange gains measured in real terms of $8,099 as a result of a 9,3% devaluation of the Argentine peso against the US dollar vs. a 13% inflation (vs. a gain of $1,561 in 1Q20), and the effect generated by the restatement in current currency, which amounted to a gain of $3,652 (vs. $1,505 in 1Q20). These effects are partially offset by losses of (i) interest on financial debts, measured in real terms, of $2,704 (vs. a loss of $4,576 in 1Q20), (ii) operations with notes and bonds of $346 (iii) other interest, net and other investment results of $420 and other financial results of $1,510.

•                 Income tax expense

Telecom’s income tax charge includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom and (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect.

Income tax expense amounted to $3,228 in 1Q21 vs. $2,415 in 1Q20. It includes the following effects: (i) current tax expenses, Telecom´s generated $104 tax expense in 1Q21 (+$43 vs. 1Q20), (ii) regarding the deferred tax in 1Q21, Telecom recorded a deferred tax loss of $3,124 (+$770 vs. 1Q20), which include a $5,572 income tax inflation adjustment effect (vs. $4,075 in 1Q20), according to the provisions of Law No. 27,430, as amended by Law No. 27,468.

•                 Net income

Telecom Argentina recorded a net income of $9,012 in Q21 (vs. a net income of $3,767 in 1Q20) and represents 10.9% of consolidated revenues (vs. 4.2% in 1Q20). Net income recorded in 1Q21 is mainly due to the operating income amounting to $5,387, and the financial gains, net amounting to $6,771, partially offset by the income tax expense amounting to $3,228.

Net income attributable to controlling shareholders amounted to $8,741 in 1Q21 vs.$3,636 in 1Q20.

•                 Financial position, net

The consolidated financial position, net (that is: Cash and cash equivalents plus Financial investments and IFD less Financial debts) is debt and amounted to $185,425 and $197,671 as of March 31, 2021 and as of December 31, 2020, respectively.

•                 Capital expenditures (CAPEX) and Rights of use assets additions

CAPEX and Rights of use assets additions composition 1Q21 and 1Q20 is as follows:

	In millions of $		Variation
	1Q21	1Q20	$	%
PP&E	13,761	11,883	1,878	15.8
Intangibles assets	445	545	(100)	(18.3)
Total CAPEX	14,206	12,428	1,778	14.3
As % of revenues	17.2%	13.9%
Rights of use assets	5,316	1,816	3,500	192.7
Total	19,522	14,244	5,278	37.1

The Company and its subsidiaries’ main PP&E CAPEX projects are related to the expansion of cable TV and internet services in order to improve the transmission and speed offered to customers; the deployment of 4G services to support the growth of mobile Internet services, improvement of the quality service together with the launch of innovative VAS services.

During 1Q21 Telecom continued with the expansion of transmission and transport networks to join the different access technologies, converting the fixed copper networks to fiber or hybrid fiber-coaxial networks to meet, in this way, the demand of services of both fixed telephony and mobile services customers. Likewise, we continued with our investments in the pricing, billing and customer relationship systems.

VI

3.   Summary of comparative consolidated statements of financial position

	March 31,
	2021	2020	2019	2018
Current assets	71,107	91,862	83,144	86,753
Non-current assets	784,216	800,835	803,758	779,499
Total assets	855,323	892,697	886,902	866,252
Current liabilities	119,016	131,077	114,409	175,177
Non-current liabilities	288,010	283,153	229,408	142,392
Total liabilities	407,026	414,230	343,817	317,569
Equity attributable to the Controlling Company	440,771	471,359	535,545	542,235
Equity attributable non-controlling interest	7,526	7,108	7,540	6,448
Total Equity	448,297	478,467	543,085	548,683
Total liabilities and equity	855,323	892,697	886,902	866,252

4.   Summary of comparative consolidated income statements

	1Q21	1Q20	1Q19	1Q18
Revenues	82,547	89,529	93,770	103,072
Operating costs	(77,160)	(81,304)	(84,261)	(82,047)
Operating income	5,387	8,225	9,509	21,025
Earnings from associates	82	131	218	165
Financial results, net	6,771	(2,174)	224	8,074
Income before income tax expense	12,240	6,182	9,951	29,264
Income tax expense	(3,228)	(2,415)	(7,245)	(5,147)
Net income	9,012	3,767	2,706	24,117
Other comprehensive income (loss), net of tax	54	(1,766)	(1,145)	(1,287)
Total comprehensive income	9,066	2,001	1,561	22,830
Attributable to Controlling Company	8,768	2,224	1,655	23,015
Attributable to non-controlling interest	298	(223)	(94)	(185)

5.   Summary of comparative consolidated statements of cash flow

	1Q21	1Q20	1Q19	1Q18
Net cash flows provided by operating activities	27,555	23,008	32,828	28,621
Net cash flows used in investing activities	(13,819)	(16,502)	(17,850)	(6,386)
Net cash flows (used in) provided by financing activities	(2,619)	4,475	(3,819)	(12,778)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(404)	(101)	1,315	833
Total cash and cash equivalents provided during the period	10,713	10,880	12,474	10,290

6.   Statistical data (in physical units in index-term)

	03.31.21	03.31.20	03.31.19	03.31.18
Cable TV Subscribers (i)	100.8%	100.1%	97.6%	99.8%
Internet Access (ii)	102.3%	100.3%	101.3%	100.4%
Fixed telephony services lines (ii)	82.9%	84.9%	91.0%	98.6%
Personal Mobile telephony services lines (ii)	99.0%	99.3%	95.6%	99.7%
Núcleo’s customers (ii)	96.4%	98.9%	97.5%	98.2%

(i)                Base December 2013= 100

(ii)              Base December 2017= 100

7.   Consolidated ratios

	03.31.21	03.31.20	03.31.19	03.31.18
Liquidity (1)	0.60	0.70	0.73	0.50
Solvency (2)	1.10	1.16	1.58	1.73
Locked-up capital (3)	0.92	0.90	0.91	0.90

1)                Current assets/Current liabilities.

2)                Total equity/Total liabilities.

3)                Non-current assets/Total assets.

VII

8.   Outlook

While 2020 has provided us with great learnings and allowed us to develop a greater sense of individual and social resilience and allowed us to adapt to changing environments, we know that the challenges ahead in 2021 will not be so different. Not only a high commitment from all sectors of society will continue to be key, but also a greater articulation between public and private activity will be key, to face the economic and health scenario in the coming months.

During April and since the resurgence of the second wave of circulation of COVID-19 in the southern hemisphere in general and in Argentina in particular, the National Government established new measures to control the community circulation of the virus throughout the national territory.

The outlook of new periods of isolation similar to those we have experienced in most of 2020, prompts us to continue strengthening our networks to ensure that Argentines continue to learn, work, study and entertain thanks to the essential services provided by Telecom.

On the other hand, the macroeconomic variables continued to deteriorate, coupled with an economic slowdown and recession in several sectors of the national economy. For most of the companies in Argentina, the current environment causes a further deterioration of the economic situation, which poses a highly challenging 2021 for the sustainability of businesses in general, situation that also affects the ICT industry.

In this sense, the economic scenario has forced us to strongly focus our management on achieving operational efficiencies to maintain growth levels in line with the investments undertaken.

Telecom’s economic-financial results, as those of other companies operating in the country, reflect the impact of the inflationary processes and exchange rate fluctuations, especially considering that our main source of income is in pesos, while our industry requires intensive dollarized investments for the deployment of infrastructure and development of systems.

In addition to the complex macroeconomic context in Argentina, there is greater uncertainty for ICT services companies arising from the issuance of Decree No. 690/20, whereby the PEN declared ICT services as public services provided on a competitive basis.

Telecom, as well as the whole ICT services industry, believes that this change of rules in the regulatory framework of the industry will have a detrimental effect since, apart from unnecessarily declaring ICT as public services, the Decree introduces, among other provisions, price controls, transforming prices set on a competitive basis into rates that are regulated by the Government, which could affect the sustainability of the operations.

This arbitrary and unnecessary regulation is the subject of administrative and judicial actions driven by various participants of the industry in order to defend not only the operations of the thousands of companies of the industry, but also the sources of quality work of the hundreds thousands employees, the quality of service we provide to millions of customers who increasingly need more and better connectivity to carry out their daily activities, and for the entire value chain. Because every day is more evident that the digital economy is the key to the recovery and development of Argentina in the coming years.

As a consequence of this situation, Telecom and other companies in the industry are currently under the protection of the precautionary measure issued by the Federal Court of Córdoba No. 1 that expanded its provision in favor of ATVC to its associates, among them, Telecom Argentina, ratifying the suspension of DNU N° 690/20 and all measures provided as a result of such decree. Additionally, Telecom initiated legal proceedings challenging the constitutionality of DNU No. 690/20 and the ENACOM Resolutions provided as a consequence, and requesting a preliminary injunction that would suspend its application. On April 30, 2021, the Chamber of the Federal Court of Appeals on Administrative Litigation Matters decided to accept the Company’s appeal, ordering the suspension of the effects of sections 1 to 6 of DNU No. 690/20 and resolutions provided as a consequence and their non-applicability to the Company for a period of six months.

However, we consider essential to deepen the path towards cooperation between private and public sectors and civil organizations, to overcome this regulatory contingency, in order to continue expanding the digitalization possibilities for society as a whole, which requires a high commitment of investment that companies have been sustaining uninterruptedly for years.

In Telecom we maintain our vision of developing an ecosystem of platforms leveraged on connectivity and supported by a digital and cultural transformation process focused on the experience of our customers, which we have given an extraordinary boost during the pandemic.

Our sense of permanent innovation drives us not only to maintain current services, but also to expand our footprint towards new solutions, enablers and platforms that empower people’s lives and organizations. We cannot and we do not want to stop the future, and as proof of this commitment we switch on the first 5G network in Argentina, enabling ten mobile sites in the cities of Buenos Aires and Rosario.

VIII

In the same way, we managed to ensure the continuity of the Company’s operations, thanks to the remote work and efforts of our 23,000 employees, maintaining the quality of the service and satisfaction level of our more than 29 million customers, and also minimizing the possible negative impact on the Company’s results.

We expect to continue our transformation path, consolidating our new operating model and reaching new transformation milestones towards the full digitalization of our operations to become more efficient, agile and digital, to continue boosting in our country the growth of digital economy and generating value for our customers.

Carlos Moltini
Chairman of the Board of Directors

IX

CORPORATE INFORMATION

•             INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
1Q20	215.35	141.20	2.4
2Q20	259.35	151.95	6.7
3Q20	235.00	166.15	5.7
4Q20	269.95	189.00	5.7
1Q21	206.65	157.00	4.5

NYSE*

	Market quotation (US$/ADS)		Volume of ADSs
Quarter	High	Low	traded (in millions)
1Q20	12.22	7.79	11.4
2Q20	11.44	6.64	14.1
3Q20	10.26	6.47	12.4
4Q20	9.12	6.41	16.6
1Q21	6.76	5.35	18.7

* Calculated at 1 ADS = 5 shares

•             INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
Alicia Moreau de Justo 50, 10th Floor
(1107) Autonomous City of Buenos Aires
Argentina
Tel: 54-11-4968-3628

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11.
New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

•             INTERNET http://institucional.telecom.com.ar/inversores/

•             DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com — www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 14, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations